Exhibit B

TRANSACTIONS IN THE ORDINARY SHARES IN THE LAST 60 DAYS

US Dollar Denominated Purchases by CMB

DATE	NUMBER OF SHARES PURCHASED	AVERAGE PRICE PER SHARE
11/30/2022	510,000	$19.1013
12/01/2022	210,000	$19.2532
12/02/2022	40,000	$19.5510
12/05/2022	1,030,000	$20.4935
12/12/2022	535,600	$19.5908

Euro Denominated Purchases by CMB

(in US Dollars)*

DATE	NUMBER OF SHARES PURCHASED	AVERAGE PRICE PER SHARE
11/30/2022	725,000	$19.0835
12/01/2022	445,000	$19.2551
12/02/2022	655,000	$19.5766
12/05/2022	770,000	$20.4251
12/06/2022	400,000	$19.3384
12/07/2022	550,000	$18.2877
12/12/2022	555,000	$19.1736
*	These transactions were conducted in Euros and converted to US Dollars at a conversion rate in effect on the relevant trade date.